PART II

ITEM. 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock is traded on the NASDAQ's OTC Bulletin Board under the symbol "ALIM". The high and low closing bid information for the Company's Common Stock during the years ended May 31, 1997 and 1998, as well as the interim nine-month period ended February 28, 1999, is based on information received from Bloomberg, L.P.

                                                             High           Low
                                                             ----           ---

Year Ended May 31, 1997:                                    .0001          .0001

  Quarter ended May 31, 1997.......................           *              *

  Quarter ended February 28, 1997..................         .0001          .0001

  Quarter ended November 30, 1996..................           *              *

  Quarter ended August 31, 1996....................           *              *

Year Ended May 31, 1998:                                      *              *

  Quarter ended May 31, 1998.......................           *              *

  Quarter ended February 28, 1998..................           *              *

  Quarter ended November 30, 1997..................           *              *

  Quarter ended August 31, 1997....................           *              *

  Nine Months ended February 28, 1999:                      .13            1/32

  Quarter ended February 28, 1999..................         .13            1/32

  Quarter ended November 28, 1998..................           *              *

  Quarter ended August 31, 1998....................           *              *


* Indicates a period in which no trades took place and for which no bid prices were posted.

         The quotations reflect inter-dealer price, without mark-up, mark-down or commission and may not represent actual transactions. The stock is thinly traded and transactions in the stock are sporadic and infrequent.

         As of March 31, 1999, there were 773 shareholders of record of the Company's common stock and 0 holders of the Company's preferred stock.

         The Company has not declared or paid any cash dividends on its common stock and does not intend to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements, and financial condition and other such factors as the Board of Directors may consider.

ITEM 2.  LEGAL PROCEEDINGS.

None

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Effective April 13, 1999 the Company's Board of Directors approved the engagement of BDO Seidman, LLP to serve as the Company's independent public accountants and to conduct the audit of the Company's financial statements for the ensuing fiscal year end. In connection with the engagement of BDO Seidman, LLP, the Company dismissed Corbin & Wertz, who had been engaged to audit the Company's financial statements for the prior fiscal years. The audit reports provided by Corbin & Wertz for the fiscal years ended May 31, 1998 and 1997 did not contain any adverse opinion or disclaimer of opinion nor was any report modified as to uncertainty, audit scope or accounting principles. There have been no past disagreements between the Company and Corbin & Wertz on any matter of accounting principles or practices, financial statement disclosure or auditing, scope or procedure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During fiscal 1999 the Company issued 1,916,429 shares of common stock to Biomerica in exchange for debt of $134,150. The shares were issued in private transactions pursuant to the exemption available under Section 4(2) of the Securities Act of 1933, as amended, and other applicable exemptions from registration and qualification under federal and state securities laws.

         During fiscal 1998 the Company issued 30,000 shares of common stock to the then president of the Company for services rendered and 5,000 to an employee for services rendered. The shares were issued in private transactions pursuant to the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended, and other applicable exemptions from registration and qualification under federal and state securities laws.

         During fiscal 1997 the Company issued 400,000 shares of common stock to directors of the Company for services rendered. The shares were issued in private transactions pursuant to the exemption from registration available under
Section 4(2) of the Securities Act of 1933, as amended, and other applicable exemptions from registration and qualification under federal and state securities laws.

ITEM 5.  INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS

         The Certificate of Incorporation limits the liability of directors and officers to the fullest extent permitted under Delaware General Corporation Law. As allowed by Delaware Revised Statutes, the Certificate of Incorporation and Bylaws of the Company provide that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability for acts or omissions that involve intentional misconduct or knowing and culpable violation of law, for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, for any transaction from which a director derived an improper personal benefit, for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, with respect to certain contracts in which a director has a material financial interest and for approval of certain improper distributions to shareholders or certain loans or guarantees. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

                                                      PART F/S

FINANCIAL STATEMENTS

    See "Index to Consolidated Financial Statements" for a listing of the consolidated financial statements filed with this Form 10-SB.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

                              FINANCIAL STATEMENTS


          AS OF FEBRUARY 28, 1999 (UNAUDITED) AND MAY 31, 1998 AND 1997
          AND FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED)
                        AND 1998 (UNAUDITED) AND EACH OF
                      THE YEARS ENDED MAY 31, 1998 AND 1997


                                      WITH

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT THEREON

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Allergy Immuno Technologies, Inc.


We have audited the accompanying balance sheets of Allergy Immuno Technologies, Inc. (the "Company") as of May 31, 1998 and 1997, and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allergy Immuno Technologies, Inc. as of May 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




                                                      CORBIN & WERTZ

Irvine, California
June 29, 1998



                                                                               ALLERGY IMMUNO TECHNOLOGIES, INC.


                                                                                                   BALANCE SHEET

=================================================================================================================


                                  FEBRUARY 28,
                                                                 1999             May 31,            May 31,
                                                             (UNAUDITED)           1998               1997
                                                          -----------------  -----------------  -----------------
ASSETS

CURRENT ASSETS
   Cash                                                   $              -   $          3,562   $          3,385
   Accounts receivable, less allowance
     for doubtful accounts of $11,185 at
     February 28, 1999 (unaudited), $11,482
     and $19,833, at May 31, 1998 and 1997,
     respectively,                                                  13,410             24,542             21,319
   Inventory                                                         7,029              7,011              8,607
   Prepaid and other current assets                                  1,907              3,471              5,066
                                                          -----------------  -----------------  -----------------

TOTAL CURRENT ASSETS                                                22,346             38,586             38,377
                                                          -----------------  -----------------  -----------------

Fixed assets, net of accumulated
   depreciation of $43,720 at February 28,
   1999 (unaudited), and $42,304 and $41,640
   at May 31, 1998 and 1997, respectively                              220              1,636              1,764

Land held for investment                                            46,000             46,000             46,000

Patents, net of accumulated amortization of $4,466 at February 28, 1999
   (unaudited), $3,746 and $2,800 at May 31, 1998 and
   1997, respectively                                               12,804             13,524             11,009
                                                          -----------------  -----------------  -----------------

                                                          $         81,370   $         99,746   $         97,150
                                                          =================  =================  =================

                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                               ALLERGY IMMUNO TECHNOLOGIES, INC.


                                                                                                   BALANCE SHEET

=================================================================================================================


                                  FEBRUARY 28,
                                                                 1999             May 31,            May 31,
                                                             (UNAUDITED)           1998               1997
                                                          -----------------  -----------------  -----------------

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
   Bank overdraft                                         $            690   $              -   $              -
   Accounts payable and accrued expenses                             5,603              5,581             15,340
   Due to affiliate                                                183,366            143,605            134,816
                                                          -----------------  -----------------  -----------------

TOTAL LIABILITIES                                                  189,659            149,186            150,156
                                                          -----------------  -----------------  -----------------

SHAREHOLDERS' DEFICIT
   Preferred stock, par value $1.00 per share;
     100,000 shares authorized; no shares
     issued and outstanding                                              -                  -                  -
   Common stock, par value $.001 per share;
     50,000,000 shares authorized; 17,170,390, 15,253,961 and 15,218,961 shares issued and outstanding at February 28, 1999 (unaudited),
     May 31, 1998 and 1997, respectively                            17,170             15,254             15,219
   Common stock subscribed, 1,916,429 shares
     subscribed at May 31, 1998                                          -              1,916                  -
   Additional paid-in capital                                    1,777,388          1,777,388          1,642,739
   Accumulated deficit                                          (1,902,847)        (1,843,998)        (1,710,964)
                                                          -----------------  -----------------  -----------------

Total shareholders' deficit                                       (108,289)           (49,440)           (53,006)
                                                          -----------------  -----------------  -----------------

                                                          $         81,370   $         99,746   $         97,150
                                                          =================  =================  =================


                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                                  ALLERGY IMMUNO TECHNOLOGIES, INC.


                                                                                            STATEMENT OF OPERATIONS

====================================================================================================================


                                                 FOR THE NINE MONTHS ENDED                For the Years Ended
                                                       FEBRUARY 28,                             May 31,
                                            -----------------------------------  -----------------------------------

                                                   1999              1998
                                               (UNAUDITED)        (UNAUDITED)           1998              1997
                                            ----------------- -----------------  ----------------- -----------------

NET SALES                                   $         53,619  $         69,425   $         99,071  $        151,162

COST OF SALES                                         64,465            79,344            106,051           127,858
                                            ----------------- -----------------  ----------------- -----------------

GROSS PROFIT (LOSS)                                  (10,846)           (9,919)            (6,980)           23,304
                                            ----------------- -----------------  ----------------- -----------------

OPERATING EXPENSES:
     General and administrative                       47,982           103,210            125,708            95,192
     Research and development                            300                 -                 39            12,933
                                            ----------------- -----------------  ----------------- -----------------

TOTAL OPERATING EXPENSES                              48,282           103,210            125,747           108,125
                                            ----------------- -----------------  ----------------- -----------------

OPERATING LOSS                                       (59,128)         (113,129)          (132,727)          (84,821)

OTHER INCOME, NET                                        279                15                493             7,785
                                            ----------------- -----------------  ----------------- -----------------

LOSS BEFORE INCOME TAXES                             (58,849)         (113,114)          (132,234)          (77,036)

INCOME TAX EXPENSE                                         -                 -                800               800
                                            ----------------- -----------------  ----------------- -----------------

NET LOSS                                    $        (58,849) $       (113,114)  $       (133,034) $        (77,836)
                                            ================= =================  ================= =================
PER SHARE DATA:

NET LOSS                                    $           (.00) $           (.01)  $           (.01) $           (.01)
                                            ================= =================  ================= =================

WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING                             17,170,390        15,220,419         15,389,080        14,885,628
                                            ================= =================  ================= =================


                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                                                  ALLERGY IMMUNO TECHNOLOGIES, INC.


                                                                                                STATEMENTS OF SHAREHOLDERS' DEFICIT


                                                                            FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED)
                                                                                  AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997

====================================================================================================================================

                                      COMMON STOCK          COMMON STOCK SUBSCRIBED
                               --------------------------  --------------------------     ADDITIONAL                      TOTAL
                                                                                            PAID-IN     ACCUMULATED   SHAREHOLDERS'
                                   SHARES      AMOUNT          SHARES      AMOUNT           CAPITAL       DEFICIT    EQUITY(DEFICIT)
                               ------------- ------------  -------------- -------------  ------------- ------------- ---------------
Balances at June 1, 1996         14,818,961  $    14,819               -  $          -   $  1,639,139  $ (1,633,128) $       20,830

Issuance of stock for services      400,000          400               -             -          3,600             -           4,000

Net loss                                  -            -               -             -              -       (77,836)        (77,836)
                               ------------- ------------  -------------- -------------  ------------- ------------- ---------------

Balances at May 31, 1997         15,218,961       15,219               -             -      1,642,739    (1,710,964)        (53,006)

Issuance of stock for services       35,000           35               -             -          2,415             -           2,450

Common stock subscribed
    in exchange for debt                  -            -       1,916,429         1,916        132,234             -         134,150

Net loss                                  -            -               -             -              -      (133,034)       (133,034)
                               ------------- ------------  -------------- -------------  ------------- ------------- ---------------

Balances at May 31, 1998         15,253,961       15,254       1,916,429         1,916      1,777,388    (1,843,998)        (49,440)

Issuance of stock (unaudited)     1,916,429        1,916      (1,916,429)       (1,916)             -             -               -

Net loss (unaudited)                                                                                        (58,849)        (58,849)
                               ------------- ------------  -------------- -------------  ------------- ------------- ---------------
Balances at February 28,
1999 (unaudited)                 17,170,390  $    17,170               -  $          -   $  1,777,388  $ (1,902,847) $     (108,289)
                               ============= ============  ============== =============  ============= ============= ===============


                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                                          ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                                                                   STATEMENTS OF CASH FLOWS

============================================================================================================================

                                                          For the Nine Months Ended                For the Years Ended
                                                                February 28,                             May 31,
                                                      ----------------------------------  ----------------------------------
                                                           1999               1998
                                                       (Unaudited)        (Unaudited)            1998              1997
                                                      ---------------    ---------------  ---------------    ---------------

Cash flows from operating activities:
    Net loss                                          $      (58,849)    $     (113,114)  $     (133,034)    $      (77,836)
    Adjustments to reconcile net loss to
    net cash used in operating activities:
        Depreciation and amortization                          2,136              2,188            1,609              2,835
        Stock issued for services                                  -              2,450            2,450              4,000
        Provision for allowance for
        doubtful accounts                                       (297)             1,000           (8,351)                 -
        Changes in operating assets
        and liabilities:
         Accounts receivable                                  11,429             (9,218)           5,128              2,374
         Inventory                                               (18)                 -            1,596             (2,163)
         Prepaid and other current assets                      1,564               (938)           1,595                (28)
         Accounts payable and accrued
         Expenses                                                 22             (7,604)          (9,759)             3,732
                                                      ---------------    ---------------  ---------------    ---------------

    Net cash used in operating activities                    (44,013)          (125,236)        (138,766)           (67,086)
                                                      ---------------    ---------------  ---------------    ---------------

Cash flows from investing activities:
    Purchase of property                                           -               (535)            (535)                 -
    Increase in patents                                            -             (3,461)          (3,461)                 -
                                                      ---------------    ---------------  ---------------    ---------------

    Net cash used in investing activities                          -             (3,996)          (3,996)                 -
                                                      ---------------    ---------------  ---------------    ---------------

Cash flows from by financing activities:
    Bank overdraft                                               690                  -                -                  -
    Advances from affiliate                                   39,761            126,827          142,939             45,404
                                                      ---------------    ---------------  ---------------    ---------------

    Net cash provided by financing activities                  40,451            126,827          142,939             45,404
                                                      ---------------    ---------------  ---------------    ---------------

Net change in cash                                            (3,562)            (2,405)             177            (21,682)

Cash at beginning of period                                    3,562              3,385            3,385             25,067
                                                      ---------------    ---------------  ---------------    ---------------

Cash at end of period                                 $            -     $          980   $        3,562     $        3,385
                                                      ===============    ===============  ===============    ===============

Supplemental disclosure of cash Information : Cash paid during the period for:
        Interest                                      $            -     $            -   $            -     $            -
                                                      ===============    ===============  ===============    ===============

        Income taxes                                  $            -     $            -   $          800     $          800
                                                      ===============    ===============  ===============    ===============



Supplemental schedule of non-cash financing activities:
    During 1998, the Company agreed to issue 1,916,429 common shares as partial repayment of amounts owed to Biomerica totaling $134,150. Such shares were issued during the nine month period ended February 28, 1999 (unaudited).


                                  See accompanying notes to financial statements

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Organization
------------

Allergy Immuno Technologies, Inc. (the "Company") provides specialized diagnostic testing services to physicians and clinics located throughout the United States. The Company is a majority-owned subsidiary of Biomerica and has historically received support for operations and management from Biomerica. Biomerica has agreed to provided continued financial and management support, if necessary, through the end of the Company's 2000 fiscal year.

Accounts Receivable
-------------------

Accounts receivable consists of fees due the Company for testing provided to various physicians, clinics and unrelated companies. The Company extends credit to its customers and generally performs ongoing credit evaluations of such customers. The Company does not require collateral to secure its accounts receivable. The Company maintains reserves for potential credit losses based on the Company's historical experience related to credit losses.

Inventory
---------

Inventory, comprised principally of various chemicals and testing kits, is stated at the lower of cost (first-in, first-out method) or market. Market is determined by comparison with recent purchases or net realizable value.

Fixed Assets
------------

Fixed assets, which are primarily comprised of furniture and fixtures, are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally from three to five years. Depreciation expense included in the accompanying statements of operations totaled $1,416 and $1,482, for the nine months ended February 28,1999 (unaudited) and 1998 (unaudited), respectively, and $663 and $2,235 for the years ended May 31, 1998 and 1997, respectively. Expenditures for additions and major improvements are capitalized. Repairs and maintenance costs are charged to operations as incurred.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

Patents
-------

The Company holds certain patents which are amortized on a straight-line basis over 17 years. Amortization expense included in the accompanying statements of operations amounted to $720 and $706, for the nine months ended February 28, 1999 (unaudited) and 1998 (unaudited) respectively, and $946 and $600 for the years ended May 31, 1998 and 1997, respectively.

Revenue Recognition
-------------------

Revenue is recognized upon completion of the diagnostic testing services.

Advertising Costs
-----------------

The Company reports the costs of all advertising as expense in the period in which those costs are incurred. Advertising costs were $0 for the nine months ended February 28, 1999 (unaudited) and 1998 (unaudited), and $63 and $0 for the years ended May 31, 1998 and 1997, respectively.

Income Taxes
------------

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "ACCOUNTING FOR INCOME TAXES." Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

Stock-based Compensation
------------------------

During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "ACCOUNTING FOR STOCK-BASED COMPENSATION", which defines a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES". Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in SFAS 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB 25.

Fair Value of Financial Instruments
-----------------------------------

The Company has financial instruments whereby the fair market value of the financial instruments could be different than that recorded on a historical basis on the accompanying balance sheets. The Company's financial instruments consist of cash, accounts receivable and accounts payable. The carrying amounts of the Company's financial instruments approximate their fair values at May 31, 1998.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

Interim Accounting Policy
-------------------------

In the opinion of the Company's management, the accompanying unaudited financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the balance sheet of the Company and the statement of operations and cash flows as of and for the nine months ended February 28, 1999 and 1998, respectively. The statement of operations for the nine months ended February 28, 1999 are not necessarily indicative of results of operations to be expected for the year ended May 31, 1999.

Accounting for the Impairment of Long-lived Assets
--------------------------------------------------

The Company follows the guidance under Statement of Financial Accounting Standards 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF", ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Management has determined that there is no impairment of long-lived assets as of May 31, 1998, and February 28, 1999.

Concentration of Credit Risk
----------------------------

The Company provides credit in the normal course of business to customers throughout the United States and foreign markets. The Company performs ongoing credit evaluations of its customers. The Company does not obtain collateral with which to secure its accounts receivable. The Company maintains reserves for potential credit losses based upon the Company's historical experience related to credit losses.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

During the nine months ended February 28, 1999, the Company had one major customer that accounted for approximately 29% of net sales (unaudited). During the nine months ended February 28, 1998, the Company had one major customer that accounted for approximately 20% of net sales (unaudited). During the year ended May 31, 1998, the Company had two major customers which accounted for approximately 33% and 20% of net sales, respectively. During the year ended May 31, 1997, the Company had three major customers which accounted for approximately 11%, 11% and 23% of net sales, respectively.

At February 28, 1999, the Company was owed $4,235 and $2,814 or 32% and 21%, respectively of net accounts receivable from two customers (unaudited). At May 31, 1998, the Company was owed $13,427 or 55% of net accounts receivable from one customer. At May 31, 1997, the Company was owed $11,510 or 54% of net accounts receivable from one customer.

Loss Per Share
--------------

Loss per share is computed using the weighted average number of common and common equivalent shares, if any, outstanding during each year.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128, "EARNINGS PER SHARE" ("SFAS 128"). SFAS 128 is primarily a disclosure standard which requires public companies to present basic earnings per share (EPS) and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share. Basic EPS is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding during the year. The weighted average number of shares of common stock outstanding for the nine months ended February 28, 1999 totaled 17,170,390 (unaudited) and the weighted average number of shares of common stock outstanding and subscribed for the nine months ended February 28, 1998 totaled 15,220,419 (unaudited). The weighted average number of shares of common stock outstanding and subscribed for fiscal 1998 totaled 15,389,080 and the weighted average number of shares of common stock outstanding for fiscal 1997 totaled 14,885,628. Diluted EPS is computed by dividing net income for the year by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The diluted EPS for fiscal 1998 and 1997 are equal to the basic EPS for these periods.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

Limitations On Dividends
------------------------

Pursuant to state laws, the Company is currently restricted, and may be restricted for the foreseeable future, from making dividends to its stockholders as a result of its accumulated deficit as of May 31, 1998.

Hazardous Materials
-------------------

The Company's research and development involves the controlled use of hazardous materials and chemicals. Although the Company believes that safety procedures for handling and disposing of such materials comply with the standards prescribed by state and Federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

New Accounting Pronouncements
-----------------------------

In June 1997, the FASB issued SFAS No. 130,"REPORTING COMPREHENSIVE INCOME", and SFAS No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION". SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted. SFAS No. 130 is applicable to interim financial statements. However, the Company has no elements of other comprehensive income.

NOTE 2 - LAND HELD FOR INVESTMENT
---------------------------------

Land held for investment consists of a parcel of land located in the state of Utah, and is stated at the lower of cost or market.

NOTE 3 - SHAREHOLDERS' EQUITY
-----------------------------

The Company's authorized equity capitalization consists of 50,000,000 shares of voting Common Stock, par value $.001 and 100,000 shares of preferred stock, par value $1.00 per share. As of May 1, 1999, there were 17,170,390 shares of Common Stock issued and outstanding.

Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available therefor. There have been no dividends declared and management does not anticipate any dividends in the near future due to lack of funds. Dividends on any outstanding shares of preferred stock may be required to be paid in full before payment of any dividends on the common stock. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

Holders of common stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any preferred stock that may be outstanding. The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase by the company of shares of the common stock or preferred stock. All the outstanding shares of common stock are, and additional shares of common stock will be, when, issued, validly issued, fully paid and nonassessable.

The Company is authorized to issue up to 100,000 shares of Preferred Stock, par value $1.00 per share, the rights, preference and privileges of which may be determined from time to time by the Board of Directors. The Board of directors is authorized to designate with respect to each series of preferred stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, and the terms and conditions on which shares can be converted into or

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 3 - SHAREHOLDERS' EQUITY, continued
----------------------------------------

exchanged for shares of another class or series, and the voting rights, if any. As of the date hereof, there were no shares of Preferred Stock issued and outstanding. Any preferred stock issued will rank prior to the common stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable.

Stock Option Plan
-----------------

The Company has an incentive stock option plan under which the Company may grant options to employees, directors, technical advisors and consultants to purchase up to an aggregate of 1,500,000 shares of the Company's common stock at prices not less than the fair market value of the common stock at the date of grant. The plan expired in fiscal 1996.

Stock Issuances
---------------

During fiscal 1997, the Company issued 400,000 shares of common stock for services. The services were valued at $4,000.

During fiscal 1998, the Company issued 35,000 shares of common stock for services. The services were valued at $2,450.

During fiscal 1998, 1,916,429 shares of the Company's previously unissued common stock were issued to Biomerica, Inc., the Company's parent, as partial repayment of amounts loaned to the Company (see Note 5).

Stock Options
-------------

         During fiscal 1998, the Company agreed to grant options to purchase 1,135,000 shares of common stock to various employees and directors of AIT, including an option to purchase 250,000 shares granted to Biomerica, Inc., the parent company. The exercise price will be the fair value of AIT's common stock on the date granted when certain conditions are met, as defined. The options will be exercisable over five years beginning on the grant date.

NOTE 4 - INCOME TAXES
---------------------

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 4 - INCOME TAXES, continued
--------------------------------


                                               FEBRUARY 28, 1999             MAY 31,                 MAY 31,
                                                  (unaudited)                 1998                     1997
                                               ------------------      ------------------      -------------------

Deferred tax assets:
    Accounts receivable, principally
    Due to allowance for doubtful
    accounts                                   $           4,492       $           4,574       $            7,961
    State net operating loss
    carryforwards                                         34,515                  32,922                   20,089
    Federal net operating loss
    carryforwards                                        610,589                 590,480                  547,864
    Research and development tax
    credit carryforwards                                  29,395                  29,395                   28,655
                                               ------------------      ------------------      -------------------
         Total gross deferred tax assets                 679,531                 657,371                  604,569

         Less valuation allowance                       (679,531)               (657,371)                (604,569)
                                               ------------------      ------------------      -------------------

         Net deferred tax asset                $               -       $               -       $                -
                                               ==================      ==================      ===================


Income tax expense attributable to loss from operations consists of the following current provisions:

                                                         For the Nine Months Ended           For the Years Ended
                                                               February 28,                        May 31,
                                                          1999             1998
                                                      (unaudited)      (unaudited)          1998             1997
                                                     --------------   --------------   --------------   --------------

         U.S. Federal                                $           -    $           -    $           -    $           -
         State and Local                                         -                -              800              800
                                                     --------------   --------------   --------------   --------------
                                                     $           -    $           -    $         800    $         800
                                                     ==============   ==============   ==============   ==============



Income tax expense attributable to income from operations was $800 for each of the years ended May 31, 1998 and 1997, and differs from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to pretax income from operations as a result of the following:

                                                         For the Nine Months Ended            For the Years Ended
                                                               February 28,                         May 31,
                                                         1999             1998
                                                      (unaudited)      (unaudited)           1998             1997
                                                     --------------   --------------    --------------   --------------

Computed "expected" tax benefit                      $     (20,009)   $     (38,458)    $     (44,960)   $     (26,192)

Increase (reduction) in income taxes resulting from:
    Change in the beginning-of-the year balance
    of the valuation  allowance for deferred tax
    assets allocated to income tax expense                  20,009           38,458            44,960           26,192
    State and local income taxes                                 -                -               800              800
                                                     --------------   --------------    --------------   --------------
                                                     $           -    $           -     $         800    $         800
                                                     ==============   ==============    ==============   ==============


                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 4 - INCOME TAXES, Continued
--------------------------------

As of February 28, 1999, the Company has available Federal and state net operating loss carryforwards for tax purposes of approximately $1,796,000 and $384,000, respectively (unaudited), and research and development tax credit carryforwards of approximately $29,000. The aforementioned carryforwards expire in various years throughout 2018.

The Tax Reform Act of 1986 includes provisions which limit the Federal net operating loss carryforwards available for use in any given year if certain events, including a significant change in stock ownership, occur.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

Biomerica, Inc. paid expenses on behalf of the Company of approximately $39,761 and $126,827 for the nine month period ended February 28, 1999 and 1998, respectively, and $142,939 and $45,404 during fiscal 1998 and 1997, respectively. The due to affiliate represents the related unpaid amounts due to Biomerica. The advances are non-interest bearing and have no stated due date. Biomerica does not intend to require repayment of such advances in fiscal 2000.

During fiscal 1998, the Company issued 1,916,429 shares of its common stock to Biomerica, Inc. as partial repayment of amounts due. The shares were valued at $0.07 per common share or $134,150 (see Note 3).

The Company facilities are leased on a month-to-month basis at $1,400 per month and are owned by a shareholder's of the Company. Rent expenses was $12,600 for each of the nine months period ending February 28, 1999 and 1998 (unaudited). Rent expense was $16,800 for each of the years ended May 31, 1998 and 1997.

NOTE 6 - RETIREMENT SAVINGS PLAN
--------------------------------

Effective September 1, 1986, the Company established a 401(k) plan for the benefit of its employees. The plan permits eligible employees to contribute to the plan up to the maximum percentage of total annual compensation allowable under the limits of Internal Revenue Code Sections 415, 401(k) and 404. The Company, at the discretion of its Board of Directors, may make contributions to the plan in amounts determined by the Board each year. No contributions by the Company have been made since the plan's inception.

                                    PART III

ITEM 2.  DESCRIPTION OF EXHIBITS

         See "Exhibit Index".











                                      III-1


                                  EXHIBIT INDEX



EXHIBIT                                                                                           SEQUENTIALLY
NUMBER                                      DESCRIPTION                                           NUMBERED
------                                      -----------                                           --------

   2.1 Agreement and Plan of Merger by and between Advanced Allergy Research Center Inc., and
                                    Allergy Immuno Technologies, Inc., as filed with the Secretaries of State of Delaware and Utah on January 20, 1987.*

   3.1                              Certificate of Incorporation.*

   3.1.1                            Certificate of Amendment to Certificate of
                                    Incorporation filed on February 10, 1995.*

   3.2                              Bylaws of the registrant.*

  16.1                              Letter on changes in certifying accountants.*

  23.1                              Consent of Corbin & Wertz**

  27.1                              Financial Data Schedule**

  99.1                              Press Release dated September 4, 1997.*

  99.1.1                            Press Release dated January 6, 1999.*


----------
*                 To be filed with an amendment to this Registration Statement.
**                Being filed herewith.





                                      III-2

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this Form-10SB to be signed on behalf by the undersigned, thereunto duly authorized.


                        ALLERGY IMMUNO TECHNOLOGIES, INC.
                                  (Registrant)




Date:  May 25, 1999


By /s/ Zackary S. Irani
   ---------------------------------------
   Zackary S. Irani, Chairman of the Board






                                      III-3